Filed Pursuant to Rule 433

Registration No. 333-158663

May 7, 2009

Investors May Contact:

Kevin Stitt, Bank of America, 1.704.386.5667

Lee McEntire, Bank of America, 1.704.388.6780

Grace Yoon, Bank of America, 1.212.449.7323

Reporters May Contact:

Robert Stickler, Bank of America, 1.704.386.8465

robert.stickler@bankofamerica.com

Stress Test: Bank of America Would Need $33.9 Billion More in Tier 1 Common

Test is a “What if”

Capital Ratios Currently Exceed Federal Regulatory Targets

Company Pursuing Capital Raising and Business Sales; No New Government Money Needed

Bank of America Seeks to End Negotiations to Acquire Asset Protection from U.S.

New Board Committee Set

CHARLOTTE — Bank of America Corporation today said the Federal Reserve has notified it of the stress test results. The test shows that in order to weather two years of the most severe economic circumstance, Bank of America would need to increase Tier 1 common capital by $33.9 billion.

Bank of America executives emphasized that the test shows that the company is healthy and would continue to be, even under arduous economic conditions.

The Federal Reserve analyzed the financial condition of 19 banks assuming a more prolonged and deeper recession than both private and government economists project. Examiners projected income, expenses, and credit and capital markets losses in a much more severe environment than today. The Fed and the banks then had conversations about those assumptions and projected results before the Fed reached a conclusion on whether each bank needed a larger capital cushion to weather such an adverse economic environment and maintain acceptable capital levels.

Under the stress test results, Bank of America’s total Tier 1 Capital Ratio would remain above the federal regulatory target over the two-year period. Tier 1 common

More

equity would be below the guideline, necessitating an increase in the company’s common equity to meet the government’s most adverse economic scenario.

“We are comfortable with our current capital position in the present economic environment,” said Kenneth D. Lewis, Bank of America chief executive officer and president. “The stress test asks what if the economy does much worse than most experts project. We are working on a plan to submit to the government for such a contingency, which is due by June 8. While it would have a number of components, we will not need any new government money. The plan will be implemented by the Nov. 9 deadline.

“Bank of America will continue to be the leading financial services company for consumers and businesses,” he said. “We are well capitalized with the best liquidity of any large bank. We continue to lead the industry in making new loans and to serve our customers and clients with innovative products. We understand our responsibility to our communities, customers and shareholders.”

“The precautionary actions being taken by our country’s banking regulators are an appropriate and balanced response in a time of lingering economic uncertainty,” said Walter E. Massey, chairman of the Bank of America Board of Directors. “While we have considerable work to do, we are pleased that the supervisory capital assessment process has provided much-needed clarity on the path forward to move decisively beyond the current crisis. The board will assure that the company moves aggressively to build the capital buffer identified by the regulatory stress test. Our management team is already in the process of developing a comprehensive capital plan, and we will be thorough in considering the various alternatives to meet our goal.”

At March 31, Bank of America’s ratio of Tier 1 common to risk-weighted assets was 4.5 percent, well above the 4 percent that the Federal Reserve has targeted in the stress test. Total Tier 1 capital was 10.09 percent, making the bank “well capitalized” under the regulatory formula. In more normal times, the company targets 8 percent total Tier 1 capital with at least half in common equity.

Using the most severe economic assumptions, the company’s internal projections for loan losses and income over the next two years differ from the Federal Reserve’s because the agency tended to use standardized loss rates for the 19 banks. Bank of America estimates its particular loss rates will in many cases be less, but in some cases may be higher. The bank has also told the Federal Reserve that it believes the agency’s estimate of income over the next two years is too low.

For example, Bank of America believes its pre-provision net revenue will significantly exceed the government’s estimate in the stress scenario over 2009-2010. The company also believes that the Federal Reserve’s projected non-credit losses over that period are too high.

More

“While we may differ on some elements of the test, we understand the need to reassure those doing business with or investing in the company that we will be well capitalized even in a highly adverse scenario,” said Joe L. Price, chief financial officer. “Our capital plan will therefore reflect the Federal Reserve’s conclusions. Our goal will be to continue to run the bank in a safe and sound manner but to minimize dilution of our common shareholders, while at the same time being positioned to continue to help the economy through appropriate extension of credit. Our strategy will also, even under the most adverse scenario, put the highest possible priority on paying back the taxpayers as soon as possible.”

Price said that the company could increase the Tier 1 common ratio in a number of ways. He said the company intends to sell common stock and/or convert existing privately held preferred stock into common shares. Bank of America has already announced it will sell First Republic Bank and is considering the sale of several other business units including Columbia Management. It may also consider several joint ventures.

“Our intention will be to reach the government’s target on our own without exchanging any of the current U.S. investment in Bank of America into mandatory convertible preferred stock,” Price said. “That would allow us to minimize the use of government money and put us into a position to repay the government’s investment sooner.”

In addition to such strategic moves, the company over the next two quarters expects that its performance will exceed projections by the Federal Reserve, which would reduce the amount of Tier 1 common required.

In a related development, Bank of America is seeking to end negotiations and terminate its term sheet with respect to the proposed guarantee of approximately $118 billion in capital markets assets by the U.S. Government. This is an important first step in reducing the government’s support of the company.

“We believe that the expense of the asset wrap exceeds the potential benefit, especially since, even under our stress test conclusions, losses never exceed the initial $10 billion we would have to cover,” Price said. “We have already taken substantial action on our own to reduce exposure to the covered assets while incurring minimal losses.”

Board Actions

Massey emphasized that the Bank of America board is committed to being recognized as an exemplar of good corporate governance practices and to listening carefully to shareholder views. “To this end,” he continued, “the board has established a committee chaired by me and including four other non-executive directors: Frank P. Bramble Sr., Charles K. Gifford, Thomas J. May and Charles O. Rossotti. In addition to overseeing Bank of America’s response to the Supervisory

More

Capital Assessment Process, the committee is charged with reviewing and recommending changes in all aspects of the board’s activities, from the structure and charters of its standing committees, to board meetings and agendas, to board composition and size.”

Massey noted that the increased complexity of the company following the major acquisitions of Merrill Lynch and Countrywide, and the challenges of the current environment, have demonstrated a need on the board of directors for enhanced expertise and experience in banking and financial matters. “The committee has already begun its work,” Dr. Massey said, “and will be moving expeditiously to bring recommendations for changes to the board.”

Massey remarked, “While I have assumed the Chairmanship of our Board at a particularly challenging time, I could not be more encouraged by the energy and resolve of the people of this great company to engage fully to address the issues before us. We plan to make the most of this opportunity to ensure that our business and governance practices are state-of-the-art and that Bank of America continues as America’s leading financial institution.

“We will continue our successful strategy calling for Bank of America to operate in businesses and markets where we are a market leader, to take full advantage of scale and to maintain diversity of income,” Massey concluded. “The model works.”

Note: Chairman Walter E. Massey, Chief Executive Officer Kenneth D. Lewis and Chief Financial Officer Joe L. Price will discuss the results of the stress test on a conference call at 6 p.m. EDT today. The presentation and supporting materials can be accessed on the Bank of America Investor Relations Web site http://investor.bankofamerica.com. For a listen-only connection to the conference call, dial 1.877.200.4456 (U.S.) or 1.785.424.1732 (international) and the conference ID: 79795.

Offering

Bank of America has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bank of America Corporation or the sales agents will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury—Securities Administration, at 1-704-386-5681, Banc of America Securities LLC, toll free at 1-800-294-1322 or Merrill Lynch & Co., toll free at 1-866-500-5408.

More

Bank of America

Bank of America is one of the world’s largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving approximately 55 million consumer and small business relationships with more than 6,100 retail banking offices, more than 18,500 ATMs and award-winning online banking with nearly 30 million active users. Bank of America is among the world’s leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients in more than 150 countries. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.

Forward-Looking Statements

Bank of America and its management may make certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation reform Act of 1995. These statements are not historical facts, but instead represent Bank of America’s current expectations, plans or forecasts of its future earnings, integration of acquisitions and related cost savings, loan modifications, investment bank rankings, loan and deposit growth, mortgage originations and market share, credit losses, credit reserves and charge-offs, consumer credit card net loss ratios, tax rates, payments on mortgage-backed securities, global markets originations and trading and other similar matters. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict and are often beyond Bank of America’s control. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risks, as well as those more fully discussed under Item 1A. “Risk Factors” of Bank of America’s 2008 Annual Report on Form 10-K and in any of Bank of America’s subsequent SEC filings: negative economic conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits; the level and volatility of the capital markets, interest rates, currency values and other market indices; changes in consumer, investor and counterparty confidence in, and the related impact on, financial markets and institutions; Bank of America’s credit ratings and the credit ratings of its securitizations; estimates of fair value of certain Bank of America assets and liabilities; legislative and regulatory actions in the United States and

More

internationally; the impact of litigation and regulatory investigations, including costs, expenses, settlements and judgments; various monetary and fiscal policies and regulations of the U.S. and non-U.S. governments; changes in accounting standards, rules and interpretations and the impact on Bank of America’s financial statements; increased globalization of the financial services industry and competition with other U.S. and international financial institutions; Bank of America’s ability to attract new employees and retain and motivate existing employees; mergers and acquisitions and their integration into Bank of America; Bank of America’s reputation; and decisions to downsize, sell or close units or otherwise change the business mix of Bank of America. Forward-looking statements speak only as of the date they are made, and Bank of America undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

www.bankofamerica.com

###